SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 25)*

CVR Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

12662P108

(CUSIP Number)

Jesse A. Lynn, Esq.

Icahn Enterprises L.P.

767 Fifth Avenue, Suite 4600

New York, New York 10153

(212) 702-4300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12662P108

1.	Name of Reporting Person IEP Energy LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 71,198,718

	8	Shared Voting Power 0

	9	Sole Dispositive Power 71,198,718

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,198,718

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 70.8%

14	Type of Reporting Person OO

CUSIP No. 12662P108		SCHEDULE 13D

1.	Name of Reporting Person IEP Energy Holding LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 71,198,718

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 71,198,718

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,198,718

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 70.8%

14	Type of Reporting Person OO

CUSIP No. 12662P108		SCHEDULE 13D

1.	Name of Reporting Person American Entertainment Properties Corp.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 71,198,718

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 71,198,718

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,198,718

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 70.8%

14	Type of Reporting Person CO

CUSIP No. 12662P108		SCHEDULE 13D

1.	Name of Reporting Person Icahn Building LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 71,198,718

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 71,198,718

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,198,718

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 70.8%

14	Type of Reporting Person OO

CUSIP No. 12662P108		SCHEDULE 13D

1.	Name of Reporting Person Icahn Enterprises Holdings L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 71,198,718

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 71,198,718

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,198,718

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 70.8%

14	Type of Reporting Person PN

CUSIP No. 12662P108		SCHEDULE 13D

1.	Name of Reporting Person Icahn Enterprises G.P. Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 71,198,718

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 71,198,718

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,198,718

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 70.8%

14	Type of Reporting Person CO

CUSIP No. 12662P108		SCHEDULE 13D

1.	Name of Reporting Person Beckton Corp.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 71,198,718

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 71,198,718

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,198,718

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 70.8%

14	Type of Reporting Person CO

CUSIP No. 12662P108		SCHEDULE 13D

1	Name of Reporting Person Carl C. Icahn

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 71,198,718

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 71,198,718

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,198,718

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 70.8%

14	Type of Reporting Person IN

SCHEDULE 13D

Item 1.  Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on January 13, 2012 (as amended, the “Initial 13D”), by the Reporting Persons with respect to the shares of Common Stock, par value $0.01 (the “Shares”), issued by CVR Energy, Inc. (the “Issuer”), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4. Purpose of Transaction

Item 4 of the Initial 13D is hereby amended to add the following:

Reference is made to the Issuer’s offer to exchange up to 37,154,236 common units of CVR Refining, LP (the “Common Units”) for shares of the Issuer’s common stock at an exchange ratio of one Common Unit for 0.6335 shares of the Issuer’s common stock, par value $0.01 per share, upon the terms and subject to the conditions set forth in a prospectus/offer to exchange that was filed with the Securities and Exchange Commission (the “SEC”) on June 18, 2018 (the “prospectus/offer to exchange”) and in the accompanying letter of transmittal (together with the prospectus/offer to exchange, collectively constitute the “ exchange offer”).

The exchange offer expired at 5:00 p.m. New York City time, on Friday, July 27, 2018.

A total of 21,625,106 Common Units were validly tendered and not properly withdrawn in the offer, which, together with the Common Units owned by Issuer and its affiliates (including affiliates of Icahn Enterprises L.P.), represent approximately 84.5% of outstanding Common Units. All of the Common Units that were validly tendered and not properly withdrawn have been accepted in the exchange offer and exchanged for an estimated 13,699,505 shares of Issuer common stock in accordance with the terms of the exchange offer and applicable law.

Pursuant to the partnership agreement of CVR Refining, LP, once the general partner of CVR Refining, LP and its affiliates (which affiliates include the Reporting Persons and the Issuer) own more than 80% of the Common Units, the general partner and its affiliates have the right, but not the obligation, to purchase all, but not less than all, of the Common Units held by unaffiliated unitholders of CVR Refining, LP at a price not less than their then-current market price, as calculated pursuant to the terms of the partnership agreement.

Accordingly, the Reporting Persons and the Issuer are entitled to exercise this call right. Pursuant to the partnership agreement, the general partner is not obligated to obtain a fairness opinion regarding the value of the Common Units to be repurchased by it upon exercise of the call right. Pursuant to the partnership agreement, the general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise the call right. The Reporting Persons and the Issuer have no current plans to exercise the call right at this time. However, there can be no assurance that the general partner and its affiliates will not exercise the call right in the future.

Item 5.        Interest in Securities of the Issuer

Item 5 of the Initial 13D is hereby amended by adding the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 71,198,718 Shares, representing approximately 70.8% of the Issuer’s outstanding Shares (based upon the 86,831,050 shares stated to be outstanding as of July 24, 2018 in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on July 26, 2018 plus the estimated 13,699,505 shares issued as consideration in the exchange offer on August 1, 2018).

(b) IEP Energy LLC has sole voting power and sole dispositive power with regard to 71,198,718 Shares. Each of IEP Energy Holding LLC, American Entertainment Properties Corp., Icahn Building LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises GP Inc., Beckton Corp. and Mr. Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of IEP Energy Holding LLC, American Entertainment Properties Corp., Icahn Building LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises GP Inc., Beckton Corp. and Mr. Icahn, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the “Act”) the Shares which IEP Energy LLC directly beneficially owns. Each of IEP Energy Holding LLC, American Entertainment Properties Corp., Icahn Building LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises GP Inc., Beckton Corp. and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2018

IEP ENERGY LLC
By: IEP Energy Holding LLC
By: American Entertainment Properties Corp, its sole member

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

IEP ENERGY HOLDING LLC
By: American Entertainment Properties Corp, its sole member

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN BUILDING LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

BECKTON CORP.

By:	/s/ Keith Cozza
Name: Keith Cozza
Title: Secretary and Treasurer

/s/ Carl C. Icahn
Name: Carl C. Icahn